Exhibit 99.1

GNC and Harbin Pharmaceutical Announce $300 Million

Strategic Investment and China Joint Venture

Creates long-term strategic global partnership and establishes platform for accelerated growth in China

Enhances GNC’s capital position

GNC also announces plans to extend term loan maturity by two years

PITTSBURGH, February 13, 2018 -- GNC Holdings, Inc. (NYSE: GNC) (the “Company”) today announced it has reached an agreement regarding a strategic partnership and China joint venture agreement with Harbin Pharmaceutical Group Holding Co., Ltd (“Hayao”), a leading pharmaceutical company in China. Under the terms of the agreement Hayao will invest approximately $300 million in GNC, becoming the single largest shareholder in GNC (on an as converted basis). In addition, GNC and Hayao have agreed to form a joint venture for the manufacturing, marketing, sale and distribution of GNC-branded products in China, leveraging the synergies between Hayao and GNC in the fast growing Chinese market. CITIC Capital Holdings Limited (“CITIC Capital”), as a major shareholder of Hayao, is supportive of the transaction.

GNC also announced plans to amend certain terms and extend the maturity date of its existing term loan facility due March 2019. The Company is seeking to extend the maturity date of the facility by two years, to March 2021. Upon effectiveness of the amendment, the maturity date of the term loans held by lenders consenting to the amendment will be extended by two years, the Company’s existing Revolving Credit Facility will be cancelled and GNC will enter into a New $100 million ABL Revolver. The Company will also issue a $275 million ABL Term Loan as part of the maturity extension. GNC has the been in discussions with its largest term loan lenders who have indicated their support for the extension until March 2021 and to permit the Company to enter into a new asset based credit facility concurrently with the closing of the proposed amendment and extension.    As noted, the Hayao transaction is conditioned upon the successful completion of these negotiations.

“Today’s announcements represent important and exciting steps in our efforts to optimize our capital structure and build on our recent momentum as we position GNC to drive growth, improve financial performance and enhance long-term shareholder value,” said Ken Martindale, GNC chief executive officer. “Hayao’s investment in GNC is a testament to the strength of our brand and the tremendous global opportunity ahead, including in China. By partnering with Hayao and pursuing plans to amend and extend our term loan facility, we enhance our capital structure and financial flexibility and establish a strong platform for growth in the Chinese market.

“As a recognized leader in China, Hayao is an ideal partner as we look to leverage the strength of the GNC brand and capitalize on the demand for nutritional supplements in China. Hayao’s strong distribution network and regulatory, operational and manufacturing expertise will enhance our ability to expand our local product assortment. We are confident this partnership will provide us with the expertise to navigate the competitive Chinese landscape and rapidly expand our brand in China.”

Zhang Zhenping, Chairman of Hayao, commented, “GNC is one of the most recognized health & wellness brands globally. We are excited about the opportunity to partner with Ken and his leadership team to drive long-term value creation in all markets in which Hayao and GNC operate. In China we are confident that we can leverage Hayao’s leadership to accelerate the Company’s growth and expansion and deliver GNC products and solutions to millions.”

Details of Equity Investment

Under the terms of the agreement, Hayao will invest approximately $300 million in GNC in the form of newly issued convertible perpetual preferred shares with a conversion price of $5.35 and a 6.5% annual coupon payable in cash or in kind. The investment is expected to be used by GNC to, among other things, repay outstanding debt and for general corporate purposes, further enhancing GNC’s capital position.

The transaction is expected to close in the second half of 2018, subject to regulatory approvals in the United States and China, GNC shareholder approval, successful completion of the amendment and extension of the Company’s term loan facility due March 2019, entry into definitive agreements regarding the joint venture and other customary closing conditions. Following the closing, Hayao will own approximately 40% of GNC on an as converted basis.

In connection with the investment, the GNC board will be expanded to 11 members including five members from GNC, five members from Hayao and Mr. Martindale.

Details of China Joint Venture

China is the largest international market for supplements and GNC is one of the most recognized brands by consumers in the market. As a leading player in China, Hayao provides established networks and relationships in the market which will support GNC’s efforts to expand in China, including the ability to accelerate product introduction by leveraging existing “Blue Hat” registrations required for sales in China. Hayao will provide GNC with access to a leading pharmaceutical distribution network in China as well as expertise in operational and manufacturing which will serve as critical resources as GNC works to expand its reach in China.

Advisors

Goldman Sachs & Co. is acting as financial advisor, and Latham & Watkins LLP is acting as legal advisor to GNC. Morgan Stanley & Co. LLC is acting as financial advisor to Hayao. PingAn Securities is acting as PRC financial advisor to Hayao. Junhe Law is acting as PRC legal adviser to Hayao. Ropes & Gray LLP is acting as legal advisor to Hayao on matters concerning US Law.

Conference Call Today

GNC has scheduled a live webcast to discuss today’s announcement and review its fourth quarter and full year 2017 financial results at 8:30 a.m. Eastern time today, February 13, 2018. To participate on the live call listeners in North America may dial (866) 548-4713 and international listeners may dial (323) 794-2093. In addition, a live webcast of the call will be available on www.gnc.com via the Investor Relations section under “About GNC.” A replay of this webcast will be available through March 13, 2018.

About GNC

GNC Holdings, Inc. (NYSE: GNC) - Headquartered in Pittsburgh, PA - is a leading global specialty health, wellness and performance retailer.

GNC connects customers to their best selves by offering a premium assortment of heath, wellness and performance products, including protein, performance supplements, weight management supplements,

vitamins, herbs and greens, wellness supplements, health and beauty, food and drink and other general merchandise. This assortment features proprietary GNC and nationally recognized third-party brands.

GNC’s diversified, multi-channel business model generates revenue from product sales through company-owned retail stores, domestic and international franchise activities, third-party contract manufacturing, e-commerce and corporate partnerships. As of December 31, 2017, GNC had approximately 9,000 locations, of which approximately 6,700 retail locations are in the United States (including approximately 2,400 Rite Aid franchise store-within-a-store locations) and franchise operations in approximately 50 countries.

About Harbin Pharmaceutical Group Holding Co., Ltd.

Harbin Pharmaceutical Group Holding Co., Ltd. – Headquartered in Harbin City Heilongjiang Province, China – is one of the leading pharma and VMS companies in China.

Hayao has a broad portfolio of OTC (Over-The-Counter), Rx (prescription) and VMS products, and is also engaged in pharma distribution and retail pharmacy businesses. Hayao has many National renowned brands that have very high consumer awareness including “San Jing”, and command leading market share in mineral supplements category.

Hayao owns 2 listed subsidiaries, including Harbin Pharmaceutical Group Co., Ltd. (SHSE: 600664) focusing on OTC, Rx and VMS business, and HPGC Renmintongtai Pharmaceutical Corporation (SHSE: 600829) focusing on distribution and retail pharmacy business.

Hayao has access to an extensive distribution and retailing network by directly operating more than 300 chain retail pharmacies and collaboration with around 800 drug and VMS distributors to build Nation-wide coverage.

About CITIC Capital

Founded in 2002, CITIC Capital Holdings Limited is an alternative investment management and advisory company. The firm manages over $22 billion of capital across 100 funds and investment products through its multiple asset class platform covering private equity, real estate, structured investment & finance, and asset management. CITIC Capital has over 130 portfolio companies that span 11 sectors and employ over 820,000 people around the world.

Additional Information About the Equity Investment and Where to Find It

This communication is being made in respect of the proposed transaction involving GNC and Hayao. A special stockholder meeting will be announced soon to obtain stockholder approval in connection with the proposed issuance of convertible perpetual preferred stock to Hayao. GNC expects to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and other relevant documents in connection with the proposed equity issuance. The definitive proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed equity issuance and related matters. INVESTORS OF GNC ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GNC, HAYAO AND THE PROPOSED EQUITY ISSUANCE. Investors may obtain a free copy of these materials (when they are available) and other documents filed by GNC with the SEC at the SEC’s website at www.sec.gov, at GNC’s website at www.gnc.com or by sending a written request to GNC at GNC Holdings, Inc., 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, Attention: Secretary.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company’s financial condition, results of operations and business that is not historical information. Forward-looking statements can be identified by the use of terminology such as “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions regarding dividend, share repurchase plan, strategy and outlook. While GNC believes there is a reasonable basis for its expectations and beliefs, they are inherently uncertain. The Company may not realize its expectations and its beliefs may not prove correct. Many factors could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements, including but not limited to (1) GNC may be unable to obtain stockholder approval as required for the equity issuance; (2) conditions to the closing of the transaction may not be satisfied and required regulatory approvals may not be obtained; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the business of GNC may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) GNC may be adversely affected by other economic, business, legislative, regulatory and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the securities purchase agreement; or (8) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from those described or implied by such forward-looking statements. For a listing of factors that may materially affect such forward-looking statements, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

GNC cannot provide any assurances about the timing, terms or interest rate associated with the planned amendment and extension of the term loan facility, or that any agreement will ultimately be reached. This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed equity issuance. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed equity issuance will be set forth in the Company’s definitive proxy statement for its special stockholder meeting. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed equity issuance will be set forth in the definitive proxy statement when and if it is filed with the SEC in connection with the proposed equity issuance.

Contacts:

Investors:	Matt Milanovich, Senior Director - Investor Relations, Analysis & Strategy, (412) 402-7260; or John Mills, Partner - ICR, (646) 277-1254

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